111 Congress Avenue, Suite 1700 Austin, Texas 78701 512.320.9200 Phone 512.320.9292 Fax andrewskurth.com

October 16, 2013

A-001

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

MAVENIR SYSTEMS, INC.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-4561

Mail Stop 4561

RE:	Mavenir Systems, Inc.

Confidential Draft Registration Statement on Form S-1

Initially Submitted on December 20, 2012

CIK No. 1361470

Ladies and Gentlemen:

We are submitting this letter and its attachment on behalf of our client, Mavenir Systems, Inc. (the “Company”), in response to comments numbered 21, 22, 23 and 24 from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated January 16, 2013 relating to the above-referenced submission.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, on the attachment hereto the Company has reproduced comments numbered 21, 22, 23 and 24 in italicized, bold type and followed such comment with the Company’s response.

[***] indicates material that has been omitted pursuant to a Request for Confidential Treatment filed with the Securities and Exchange Commission. A complete copy of this letter, including redacted portions so indicated, has been filed separately with the Securities Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED BY MAVENIR SYSTEMS, INC.

Securities and Exchange Commission

Re: Mavenir Systems, Inc.

October 16, 2013

Page 2	A- 00 2

Please refer any questions to the undersigned at (512) 320-9229.

Respectfully submitted,

Andrews Kurth LLP

/s/ Alan Bickerstaff
Alan Bickerstaff

CONFIDENTIAL TREATMENT REQUESTED BY MAVENIR SYSTEMS, INC.

Securities and Exchange Commission

Re: Mavenir Systems, Inc.

October 16, 2013

Page 3	A-003

21. When your estimated IPO price is known, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

We supplementally advise the Staff that, on October 15, 2013, representatives of Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc., the lead underwriters for the Company’s initial public offering and on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of $[***] to $[***] per share, after giving effect to a [***]-to-[***] reverse stock split to be effected prior to the effective date of the Company’s registration statement.

The Company first initiated formal discussions with potential underwriters regarding the offering on August 7, 2012. At that time, each of the underwriters provided the Company with its analysis of the Company’s business, how the underwriters would position the Company for an offering, and valuation methodologies and analyses of comparable companies, but the underwriters did not provide the Company with any valuation of the Company or a price range. Prior to October 15, 2013, the Company had not held discussions with the underwriters regarding the possible price range for the initial public offering. The range above does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company. There have been no changes to the recommendation from the underwriters of the preliminary price range since October 15, 2013.

The Company will set forth a bona fide price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus.

22. Also, when your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO price range. The disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

We supplementally advise the Staff that the Company’s most recent valuation date used by the Company’s Board of Directors (the “Board”) in determining the fair value of the Company’s common stock in connection with setting the exercise price of option grants occurred on June 25, 2013, when the Board determined that the fair value of the Company’s common stock was $1.20 per share (equivalent to $[***] per share following the contemplated [***]-to-[***] reverse stock split). In addition, the Company obtained a third-party valuation as of August 7, 2013, which determined that the fair value of the Company’s common stock was $1.52 per share (equivalent to $[***] per share following the contemplated [***]-to-[***] reverse stock split), which valuation has been used for the purpose of calculating certain stock-based compensation items for the three months ended September 30, 2013.

[***] Portions of this page have been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED BY MAVENIR SYSTEMS, INC.

Securities and Exchange Commission

Re: Mavenir Systems, Inc.

October 16, 2013

Page 4	A-004

As described beginning on page 69 of the Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed on October 7, 2013 (“Amendment No. 1”), the Company regularly performs contemporaneous valuations of the Company’s common stock to assist the Board, in its determination of the common stock’s fair value for purposes of granting stock options. In making this determination, the Board considers numerous objective and subjective factors, including the factors set forth on pages 70-76 of Amendment No. 1, as well as the most recent valuation report prepared by an independent valuation specialist. The Board also determines that the assumptions and inputs used in connection with such contemporaneous valuations reflect the Board’s and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

We advise the Staff that, since June 25, 2013, several events occurred that, in the Board’s determination, have increased the Company’s valuation, including new customer awards and new product awards that resulted in new purchase orders. Additionally, for three months ended September 30, 2013, we had increased bookings over the three months ended June 30, 2013. The per share price calculated for the valuations used for stock option grants was performed based on weighing different scenarios relating to the Company’s future, one of which was a private company valuation that was discounted for illiquidity and rights provided to the holders of the Company’s preferred stock. The preliminary price range the Company received from the underwriters did not include a scenario where the Company remains private.

The underwrites also considered different factors and weighed other factors differently than the Board did in prior valuations. For example, in assessing the value of the Company and the related preliminary price range, the underwriters evaluated a much broader group of peers including a substantial number of recent initial public offerings, which tended to have higher comparable valuations than the group of peers evaluated for earlier valuations made by the Board. The underwriters assessment of the Company’s value placed an increased importance on certain factors than the Board had previously done in prior valuations. Lastly, the underwriters discounted cash flows by a lower weighted average cost of capital that they believed was more comparable to similarly situated public companies. Earlier valuations by our Board of Directors included higher discount factors reflective of private venture capital risk profiles.

Based upon all the factors discussed above, the Company advises the Staff that it believes that the description above adequately and accurately discloses the significant factors contributing to the difference between the estimated price range for the Company’s initial public offering and the fair value of the Company’s common stock as of June 25, 2013, the date of the Company’s most recent fair value determination. In any event, even if one were to assume that the grant-date fair value of all options granted during 2013 should have been determined using a fair value of the Company’s ordinary shares equal to the high end of the preliminary price range, the additional compensation expense would only amount to approximately $[***] over the vesting term of the options, or approximately $[***] for years in which there is a full 12 months vesting. For the six months ended June 30, 2013, this would have increased compensation expense by approximately $[***]. The Company believes this amount is immaterial.

[***] Portions of this page have been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED BY MAVENIR SYSTEMS, INC.

Securities and Exchange Commission

Re: Mavenir Systems, Inc.

October 16, 2013

Page 5	A-005

In connection with the determination of the proposed price range for the offering, the Company advises the Staff that, in the next amendment to the Company’s registration statement on Form S-1, the Company intends to include disclosure substantially as follows on page 76 (adjusted for any stock split):

Initial Public Offering

In consultation with the underwriters for this offering, we determined the estimated price range for this offering, as set forth on the cover page of this prospectus. The midpoint of the price range is $[***] per share. In comparison, our estimate of the fair value of our common stock was $[***] per share (as adjusted for the contemplated reverse stock split) as of the June 25, 2013 valuation. We note that, as is typical in initial public offerings, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between us and the underwriters. We believe the difference between the fair value of our common stock on June 25, 2013, as determined by our board of directors, and the preliminary price range, as recommended by the underwriters, is the result of the following factors:

•

the preliminary price range necessarily assumes that the initial public offering will occur and a public market for our common stock has been created, and therefore excludes any marketability or illiquidity discount for our common stock, which was appropriately taken into account in our board of directors’ fair value determination;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	new customer and product awards, which resulted in new purchase orders;

•	we had increased bookings for three months ended September 30, 2013 as compared to the three months ended June 30, 2013;

•	we introduced new products in the three months ended September 30, 2013, which we expect use in customer trials in the near future;

•

the underwriters evaluated a much broader group of peers including a substantial number of recent initial public offerings, which tended to have higher comparable valuations than the group of peers evaluated for earlier valuations made by our Board of Directors;

•	the underwriters increased weighting of certain factors in their valuation, including margins, revenue growth and volatility;

[***] Portions of this page have been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED BY MAVENIR SYSTEMS, INC.

Securities and Exchange Commission

Re: Mavenir Systems, Inc.

October 16, 2013

Page 6	A-006

•

the underwriters discounted cash flows by a lower weighted average cost of capital that they believed was more comparable to similarly situated public companies. Earlier valuations by our Board of Directors included higher discount factors reflective of private venture capital risk profiles;

•	an assumption that there would be a receptive public trading market for software-based telecommunications networking solutions companies such as us; and

•	an assumption that there would be sufficient demand for our common stock to support an offering of the size contemplated by this prospectus.

23. Consider revising to separately disclose the intrinsic value of all outstanding vested and unvested options based upon the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

In connection with the determination of the proposed price range for the offering, the Company advises the Staff that, in the amendment to the Company’s Registration Statement on Form S-1 that includes a price range, the Company intends to include disclosure substantially as follows on page 70, assuming a price range equivalent to the preliminary price provided by the underwriters.

“Based upon an assumed initial public offering price of $[***] per share, the mid-point of the price range set forth on the cover page of this prospectus, the aggregate intrinsic value of options outstanding as of June 30, 2013 was approximately $[***] million, of which approximately $[***]million related to vested options and approximately $[***] million related to unvested.”

24. For any options granted or other stock-based issuances subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. Additionally, continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

In connection with the determination of the proposed price range for the offering, the Company advises the Staff that, in the next amendment to the Company’s Registration Statement on Form S-1 that includes a price range, the Company intends to include disclosure substantially as follows on page 76.

[***] Portions of this page have been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED BY MAVENIR SYSTEMS, INC.

Securities and Exchange Commission

Re: Mavenir Systems, Inc.

October 16, 2013

Page 7	A-007

“We expect that the compensation expense related to these options will be approximately $[***] for the three months ended September 30, 2013.”

*        *        *

[***] Portions of this page have been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.